Pricing Term Sheet Dated November 14, 2019

Filed pursuant to Rule 433
Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplement
dated November 12, 2019 and the
Prospectus dated August 30, 2019
Registration No. 333-233544

American Equity Investment Life Holding Company
Pricing Term Sheet

16,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 5.95%
Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A

This term sheet to the preliminary prospectus supplement, dated November 12, 2019 (the “Preliminary Prospectus Supplement”), should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	American Equity Investment Life Holding Company (the “Issuer”)

Distribution:	SEC registered

Security description:	Depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A (the “Preferred Shares”)

Number of depositary shares:	16,000,000

Over-allotment option:	No over-allotment option applies to this offering.

Liquidation preference:	$25,000 liquidation preference per Preferred Share (equivalent to $25.00 per Depositary Share)

Aggregate liquidation preference	$400,000,000

Public offering price	$25.00 per Depositary Share

Underwriting discount (retail):	$0.7875 per Depositary Share

Underwriting discount (institutional):	$0.50 per Depositary Share

Net proceeds (before expenses):	$390,539,500

Maturity date:	Perpetual

Dividend rate:

When, as and if declared by the Issuer’s board of directors (or a duly authorized committee of the board), out of funds legally available for the payment of dividends, (i) from the date of original issue to, but excluding, December 1, 2024 (the “First Call Date”) at a fixed rate per annum of 5.95% and (ii) from, and including, the First Call Date, during each reset period, at a rate per annum equal to the Five-year U.S. Treasury Rate as of the most recent reset dividend determination date (as described in the preliminary prospectus supplement) plus 4.322%.

Dividend payment dates:

The first day of March, June, September and December of each year, commencing on March 1, 2020, subject to adjustment for business days. If any dividend payment date is not a business day, then the dividend with respect to that dividend payment date will be paid on the next succeeding business day, without interest or other payment in respect of such delayed payment. “Business day” means any day other than a day on which federal or state banking institutions in the Borough of Manhattan, The City of New York, are authorized or obligated by law, executive order or regulation to close.

Expected ratings*:	BB (S&P) / BB (Fitch)

Optional redemption:

The Issuer may redeem the Preferred Shares (a) in whole or in part, on or after December 1, 2024, at a redemption price equal to $25,000 per Preferred Shares (equivalent to $25.00 per Depositary Share) plus an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, such redemption date, (b) in whole but not in part, at any time prior to December 1, 2024 within 90 days after the occurrence of a “rating agency event” (as defined in the preliminary prospectus supplement), at a redemption price equal to $25,500 per share of Series A Preferred Stock (102% of the stated amount of $25,000 per share) (equivalent to $25.50 per Depositary Share), plus an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, such redemption date and (c) in whole but not in part, at any time prior to December 1, 2024 within 90 days after the occurrence of a “regulatory capital event” (as defined in the preliminary prospectus supplement), at a redemption price equal to $25,000 per share of Series A Preferred Stock (equivalent to $25.00 per Depositary Share), plus an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, such redemption date.

Trade date:	November 14, 2019

Settlement:

T+5 (November 21, 2019). It is expected that delivery of the Depositary Shares will be made against payment therefor on or about November 21, 2019, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares earlier than the second business day before November 21, 2019 will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CUSIP:	025676 503

ISIN:	US0256765035

Listing:

Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “AELPRA.” If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within the 30-day period after the original issuance date of the Depositary Shares.

Joint book-running managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC RBC Capital Markets, LLC

Co-managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you to the prospectus supplement and accompanying prospectus if you request it by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649; BofA Securities, Inc. toll free at 1-800-294-1322; Wells Fargo Securities, LLC toll free at 1-800-645-3751; and RBC Capital Markets, LLC toll-free at 1-866-375-6829.